SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

YAK COMMUNICATIONS INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

984208 20 7

(CUSIP Number)

Dennis J. Olle

Adorno & Yoss, P.A.

2601 South Bayshore Drive, Suite 1600

Miami, Florida 33133

(305) 858-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 984208 20 7	Page 2 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles Zwebner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,299,734 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 3,299,734 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,299,734
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 984208 20 7	Page 3 of 5

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock (the “Common Stock”) no par value, of Yak Communications Inc., a Florida corporation (the “Issuer”). The beneficial ownership of Charles Zwebner in this Schedule 13D is based upon 12,893,250 shares of Common Stock issued and outstanding as of June 30, 2004. The principal executive offices of the Issuer are located at 300 Consilium Place, Suite 500, Toronto, Ontario M1H 3G2.

Item 2.	Identity Background

(a) This Schedule 13D is being filed on behalf of Charles Zwebner (the “Reporting Person”).

(b) The business address of the Reporting Person is 300 Consilium Place, Suite 500, Toronto, Ontario M1H 3G2.

(c) The Reporting Person is the Chairman and Chief Executive Officer of the Issuer.

(d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Canada.

Item 3.	Source and Amount of Funds or other Consideration

Not applicable.

Item 4.	Purpose of Transaction

On October 15, 2004, for estate planning purposes the Reporting Person transferred by gift 485,000 shares of Common Stock to his daughter Elana Zwebner whose address is Machal 30, Apt. #3, Maalot Dafna, Jerusalem, Israel. All shares of Common Stock held by the Reporting Person have been acquired for investment purposes only. The subject shares were not acquired for the purpose of changing or influencing the control of the Issuer.

Other than as described above, the Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer=s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer=s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities and Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

CUSIP No. 984208 20 7	Page 4 of 5

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 3,299,734 shares of Common Stock, which represents 25.6% of the issued and outstanding shares of Common Stock. 1,523,800 of such shares are held in the name of 1231912 Ontario Inc., a corporation controlled by the Reporting Person.

(b) The Reporting Person has sole voting and dispositive power with respect to these shares.

(c) Except with respect to the transactions reported herein, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Not applicable.

CUSIP No. 984208 20 7	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2004	By:	/s/ Charles Zwebner
Charles Zwebner